



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



03016544

No Act
P.E. 2-27-03

March 5, 2003

Act 1934
Section
Rule 14A-8
Public Availability 3/5/2003

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: The Boeing Company
Reconsideration request dated March 3, 2003

Dear Mr. Chevedden:

This is in response to your letters dated February 27, 2003, March 3, 2003, March 4, 2003 and March 5, 2003 concerning a shareholder proposal submitted to Boeing by James Janopaul. On February 26, 2003, we issued our response expressing our informal view that we would not recommend enforcement action to the Commission if Boeing omitted portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3) unless you revised the proposal in a specified manner. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Evelyn Cruz Sroufe
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

PROCESSED
MAR 12 2003
THOMSON
FINANCIAL

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return
FX: 202/942-9525

February 27, 2003
Via Airbill

RECEIVED
2003 MAR -5 AM 9:42
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (February 26, 2002) Independent Board Chairman
The Boeing Company (February 26, 2002) Performance Based Stock Options
The Boeing Company (February 26, 2002) Poison Pill

Ladies and Gentlemen:

I have no record of receiving the company no action requests for the following shareholder proposals to The Boeing Company in regard to:

The Boeing Company (February 26, 2002) Independent Board Chairman
The Boeing Company (February 26, 2002) Performance Based Stock Options
The Boeing Company (February 26, 2002) Poison Pill

Rule 14a-8 states:

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

Sincerely,

John Chevedden
Boeing Shareholder

cc: David Watt
James Janopaul

Philip Condit, Chairman

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
FX: 202/942-9525

March 3, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Investor Response to Company No Action Request
Established Topic: Poison Pill
James Janopaul

Ladies and Gentlemen:

This letter addresses the aggressive company no action request to suppress a well-established shareholder proposal topic.

Further information will be forwarded on March 4, 2003.

The following shareholder text is closed derived from the enclosed Corporate Governance Profile, Institutional Shareholder Services, Boeing Co., April 9, 1999:

1) Our board can amended certain bylaws without shareholder approval.
2) Meanwhile a 75%-shareholder vote is required to amend several key charter and bylaw provisions.
3) Additionally a 75%-shareholder vote is required to approve certain business combinations.
4) Cumulative voting rights were eliminated by our company.
5) Our company restricts shareholder right to act by written consent.

The above 5 points relate to shareholder rights as does the topic of this proposal. I believe that the level of shareholder rights, on key issues involving shareholder rights such as these, can impact a decision on one proposal involving shareholder rights.

These two sentences from the 2002 management position statement illustrate the unsupported use of the word "overriding:"

The overriding objective of the Board in adopting the plan was the preservation and maximization of the Company's value for all shareholders.

The overriding objective of the Board remains the preservation and the maximization of the Company's value for all shareholders.

The Georgeson website http://www.georgesonshareholder.com/index2.asp?f=1 states "... We continue to extend our global reach and provide a wide range of communication services to shareholder around the world." Such communication services to shareholders are clearly paid for by companies in the overwhelming majority of cases and makes Georgeson a "management-oriented firm" as stated in the proposal text.

The proposal text "There is no evidence that our management located any of the numerous reports that support that is shareholder proposal topic" can only be challenged by the company providing such reports. The company has failed to do so.

The company has no issues with these facts:
1) Perkins Coie is at least a $100 million law firm.
2) The company has 120 in-house lawyers.

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress these text segments.

Further information will be forwarded on March 4, 2003.

Sincerely,

John Chevedden
Boeing Shareholder

cc: James Janopaul

Philip Condit, Chairman

CORPORATE GOVERNANCE PROFILE

GOVERNANCE PROVISIONS

Blank check preferred stock (Charter)

① Board can amend certain bylaws without shareholder approval, April 28, 1986

Classified board (Bylaw, 1974) (Bylaw)

Confidential voting policy and independent inspectors of election

D&O indemnification and liability protection for acts made in good faith, April 27, 1987

Director term limits that provide for mandatory retirement at age 72

② Elimination of cumulative voting rights, April 28, 1986

Fair price provisions with supermajority (75%) shareholder vote requirement (Charter, April 28, 1986)

③ Restrictions on shareholder right to act by written consent (must be approved by majority of board) (Charter, April 28, 1986)

Restrictions on shareholder right to call special meetings (25%)

② Supermajority (75%) shareholder vote required to amend several key charter and bylaw provisions

③ Supermajority (75%) shareholder vote required to approve certain business combinations

GOVERNANCE MILESTONES

Directors paid 27.8% in stock as part of a compensation plan

SEVERANCE AGREEMENTS

Golden parachute executive severance agreements triggered by termination of employment following a change in control (two officers)

©1999, Institutional Shareholder Services
Phone: 301/545-4555

Georgeson Shareholder

Select a global market




London
Sydney
New York
Rome
Toronto
Johannesburg

[illegible] operating [illegible] markets [illegible] global [illegible] wide [illegible] shareholders [illegible] world [illegible] continents [illegible] global [illegible] understanding.

© 2001 Georgeson Shareholder Communications, Inc. All rights reserved.

4 – Shareholder Vote regarding Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

Shareholders recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively related to company value. Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

This proposal topic won more than 50% of our yes-no votes at our 2002 shareholder meeting.

Challenges Faced by our Company

Shareholders believe that the challenges faced by our company in the past year demonstrate a need for:

1) Shareholders to have an input on any poison pill considered by our company.
2) And that our management not be sheltered in their jobs by preventing a shareholder vote on a poison pill. A pill could prevent the emergence of a more capable management team.

Shareholders question the reason our management needs to be sheltered from a shareholder vote regarding a poison pill. Our management is already sheltered by the following items that limit shareholder input to our company:

1) Our board can amended certain bylaws without shareholder approval.
2) Meanwhile a 75%-shareholder vote is required to amend several key charter and bylaw provisions.
3) Additionally a 75%-shareholder vote is required to approve certain business combinations.
4) Cumulative voting rights were eliminated by our company.
5) Our company restricts shareholder right to act by written consent.

Flaws in our Management's Response to this Topic

In our management's 2002 formal statement on this topic:

1) Our management relied on a study by a management-oriented firm – ignoring favorable studies by shareholder-oriented firms.
2) The management text uses unsupported words such as "overriding objective."
3) There is no evidence that our management located any of the numerous reports that support this shareholder proposal topic.

Additionally:

1) Our company hired a $100 million law firm to try to prevent shareholders from even casting a vote on this topic in 2002.
2) Although our company has 120 in-house lawyers, our management apparently out-sources key corporate governance issues.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have redeemed their pill or sought shareholder input on their pill. Shareholders believe that our company should follow suit and allow shareholders a vote on this key issue.

Allow Shareholder Vote regarding Poison Pills
Yes on 4

This proposal title is part of the rule 14a-8 shareholder submitted text and is submitted for unedited publication as the first and only title in all proxy references including each ballot.

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submitted and to make a list of proposal submittal dates available to shareholders.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310/371-7872

6 Copies
FX: 202/942-9525

March 4, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Investor Response to Company No Action Request
Established Topic: Poison Pill
James Janopaul

Ladies and Gentlemen:

It appears that it would not be necessary for the Office of Chief Counsel to issue a reconsideration on the company no action request. For instance in Citigroup Inc. (January 27, 2003) and Citigroup Inc. (February 25, 2003) concerning only one proposal there was no mention of a reconsideration, yet Citigroup Inc. (February 25, 2003) apparently made Citigroup Inc. (January 27, 2003) moot.

The burden of proof is clearly on the company and the company has not provided 5 signatures for 5 no action requests forwarded to a shareholder party. The company has not provided a means by which it can prove the number of no action requests which were forwarded in one envelop.

On the other hand, if two shareholders combined two proposals in one overnight envelop to the company, the shareholders would not be able to prove the company received two proposals and the shareholders would risk complete exclusion on one proposal.

It is at least careless for the company to combine shareholder copies of separate no action requests in one envelop.

Additionally if the company had forwarded sets of no action requests to the Office of Chief Counsel more than a few days after the cover date this could be evidence that the company had made errors in its distribution. This would have resulted in the company being incomplete in forwarding to shareholders the mandatory one set of each no action request.

An example of the seriousness of proper forwarding under rule 14a-8 is that if a shareholder forwards a shareholder proposal to the wrong office of the company – the result is total exclusion.

I have no record of receiving the company no action requests for the following shareholder proposals to The Boeing Company in regard to:

The Boeing Company (February 26, 2002) Independent Board Chairman
The Boeing Company (February 26, 2002) Performance Based Stock Options
The Boeing Company (February 26, 2002) Poison Pill

Rule 14a-8 states:

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

The company apparently sent redundant extra copies of other no action requests to the undersigned shareholder. These redundant extra copies appear to have been substituted in some cases for the one set of each no action request required to be forwarded. Thus the company could be in violation of rule 14a-8(j)(1) cited above. It is not clear the precedent to be followed if the company is in violation of rule 14a-8(j)(1).

The following segment addresses the aggressive company attempt to suppress shareholder proposal text.

The following shareholder text is closed derived from the enclosed Corporate Governance Profile, Institutional Shareholder Services, Boeing Co., April 9, 1999:

1) Our board can amended certain bylaws without shareholder approval.
2) Meanwhile a 75%-shareholder vote is required to amend several key charter and bylaw provisions.
3) Additionally a 75%-shareholder vote is required to approve certain business combinations.
4) Cumulative voting rights were eliminated by our company.
5) Our company restricts shareholder right to act by written consent.

The above 5 points relate to shareholder rights as does the topic of this proposal. I believe that the level of shareholder rights, on key issues involving shareholder rights such as these, is relevant to a decision on one proposal involving shareholder rights.

These two sentences from the 2002 management position statement illustrate the unsupported use of the word "overriding:"

The overriding objective of the Board in adopting the plan was the preservation and maximization of the Company's value for all shareholders.

The overriding objective of the Board remains the preservation and the maximization of the Company's value for all shareholders.

The Georgeson website http://www.georgesonshareholder.com/index2.asp?f=1

CORPORATE GOVERNANCE PROFILE

GOVERNANCE PROVISIONS

Blank check preferred stock (Charter)

①→ Board can amend certain bylaws without shareholder approval, April 28, 1986

Classified board (Bylaw, 1974) (Bylaw)

Confidential voting policy and independent inspectors of election

D&O indemnification and liability protection for acts made in good faith, April 27, 1987

Director term limits that provide for mandatory retirement at age 72

④→ Elimination of cumulative voting rights, April 28, 1986

Fair price provisions with supermajority (75%) shareholder vote requirement (Charter, April 28, 1986)

⑤→ Restrictions on shareholder right to act by written consent (must be approved by majority of board) (Charter, April 28, 1986)

Restrictions on shareholder right to call special meetings (25%)

②→ Supermajority (75%) shareholder vote required to amend several key charter and bylaw provisions

③→ Supermajority (75%) shareholder vote required to approve certain business combinations

GOVERNANCE MILESTONES

Directors paid 27.8% in stock as part of a compensation plan

SEVERANCE AGREEMENTS

Golden parachute executive severance agreements triggered by termination of employment following a change in control (two officers)

©1999, Institutional Shareholder Services

Georgeson Shareholder

Select a global market 




London
Sydney
New York
Rome
Toronto
Johannesburg

© 2001 Georgeson Shareholder Communications, Inc. All rights reserved.

4 – Shareholder Vote regarding Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

Shareholders recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively related to company value. Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

This proposal topic won more than 50% of our yes-no votes at our 2002 shareholder meeting.

Challenges Faced by our Company

Shareholders believe that the challenges faced by our company in the past year demonstrate a need for:

1) Shareholders to have an input on any poison pill considered by our company.

2) And that our management not be sheltered in their jobs by preventing a shareholder vote on a poison pill. A pill could prevent the emergence of a more capable management team.

Shareholders question the reason our management needs to be sheltered from a shareholder vote regarding a poison pill. Our management is already sheltered by the following items that limit shareholder input to our company:

1) Our board can amended certain bylaws without shareholder approval.

2) Meanwhile a 75%-shareholder vote is required to amend several key charter and bylaw provisions.

3) Additionally a 75%-shareholder vote is required to approve certain business combinations.

4) Cumulative voting rights were eliminated by our company.

5) Our company restricts shareholder right to act by written consent.

Flaws in our Management's Response to this Topic

In our management's 2002 formal statement on this topic:

1) Our management relied on a study by a management-oriented firm – ignoring favorable studies by shareholder-oriented firms.

2) The management text uses unsupported words such as "overriding objective."

3) There is no evidence that our management located any of the numerous reports that support this shareholder proposal topic.

Additionally:

1) Our company hired a $100 million law firm to try to prevent shareholders from even casting a vote on this topic in 2002.

2) Although our company has 120 in-house lawyers, our management apparently out-sources key corporate governance issues.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have redeemed their pill or sought shareholder input on their pill. Shareholders believe that our company should follow suit and allow shareholders a vote on this key issue.

Allow Shareholder Vote regarding Poison Pills
Yes on 4

This proposal title is part of the rule 14a-8 shareholder submitted text and is submitted for unedited publication as the first and only title in all proxy references including each ballot.

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submitted and to make a list of proposal submittal dates available to shareholders.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310/371-7872

6 Copies
FX: 202/942-9528

March 5, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Investor Response to Company No Action Request
Established Topic: Poison Pill
James Janopaul

Ladies and Gentlemen:

The company received copies of the shareholder March 3, 2003 and March 4, 2003 letters. There appears to be no company response to these letters. If the company has verbally responded to these letters to the Office of Chief Counsel, it is respectfully requested that the company be required to put its verbal response in writing and forward this to shareholder parties.

It is respectfully requested that the Office of Chief Counsel inquire whether there were signs of a company distribution problem to the Office of Chief Counsel on the 6 sets of copies which the company was required to forward to the Office of Chief Counsel. An example of such a problem would be less than 6 sets being initially delivered by the company in late December for one or more Boeing shareholder proposal.

It appears that it would not be necessary for the Office of Chief Counsel to issue a reconsideration on the company no action request. For instance in Citigroup Inc. (January 27, 2003) and Citigroup Inc. (February 25, 2003) concerning only one proposal there was no mention of a reconsideration, yet Citigroup Inc. (February 25, 2003) apparently made Citigroup Inc. (January 27, 2003) moot.

The burden of proof is clearly on the company and the company has not provided 5 signatures for 5 no action requests forwarded to a shareholder party. The company has not provided a means by which it can prove the number of no action requests which were forwarded in one envelop.

On the other hand, if two shareholders combined two proposals in one overnight envelop to the company, the shareholders would not be able to prove the company received two proposals and the shareholders would risk complete exclusion on one proposal.

It is at least careless for the company to combine shareholder copies of separate no action requests in one envelop. **It would not be right for the company to benefit from its carelessness.**

Additionally if the company had forwarded sets of no action requests to the Office of Chief Counsel more than a few days after the cover date this could be evidence that the company had made errors in its distribution. This would have resulted in the company being incomplete in forwarding to shareholders the mandatory one set of each no action request.

An example of the seriousness of proper forwarding under rule 14a-8 is that if a shareholder forwards a shareholder proposal to the wrong office of the company – the result is total exclusion.

I have no record of receiving the company no action requests for the following shareholder proposals to The Boeing Company in regard to:

The Boeing Company (February 26, 2002) Independent Board Chairman
The Boeing Company (February 26, 2002) Performance Based Stock Options
The Boeing Company (February 26, 2002) Poison Pill

Rule 14a-8 states:

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

The company apparently sent redundant extra copies of other no action requests to the undersigned shareholder. These redundant extra copies appear to have been substituted in some cases for the one set of each no action request required to be forwarded. Thus the company could be in violation of rule 14a-8(j)(1) cited above

The following segment addresses the aggressive company attempt to suppress shareholder proposal text.

The following shareholder text is closed derived from the enclosed Corporate Governance Profile, Institutional Shareholder Services, Boeing Co., April 9, 1999:

1) Our board can amended certain bylaws without shareholder approval.
2) Meanwhile a 75%-shareholder vote is required to amend several key charter and bylaw provisions.
3) Additionally a 75%-shareholder vote is required to approve certain business combinations.
4) Cumulative voting rights were eliminated by our company.
5) Our company restricts shareholder right to act by written consent.

The above 5 points relate to shareholder rights as does the topic of this proposal. I believe that the level of shareholder rights, on key issues involving shareholder rights such as these, is relevant to a decision on one proposal involving shareholder rights.

These two sentences from the 2002 management position statement illustrate the unsupported use of the word "overriding:"

The overriding objective of the Board in adopting the plan was the preservation and maximization of the Company's value for all shareholders.

The overriding objective of the Board remains the preservation and the maximization of the Company's value for all shareholders.

The Georgeson website http://www.georgesonshareholder.com/index2.asp?f=1 states "... We continue to extend our global reach and provide a wide range of communication services to shareholder around the world." Such communication services to shareholders are clearly paid for by companies in the overwhelming majority of cases and makes Georgeson a "management-oriented firm" as stated in the proposal text.

The proposal text "There is no evidence that our management located any of the numerous reports that support that is shareholder proposal topic" can only be challenged by the company providing such reports. The company has failed to do so.

The company has no issues with these facts:
1) Perkins Coie is at least a $100 million law firm.
2) The company has 120 in-house lawyers.

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress these text segments.

Sincerely,

John Chevedden
Boeing Shareholder

cc: James Janopaul

Philip Condit, Chairman